Free Writing Prospectus
Filed Pursuant to Rule 433
Dated June 10, 2008
Registration Statement Nos. 333-148505 and 333-148505-01

Ford Credit Wholesale Investor Presentation June 2008

Free Writing Prospectus Registration Statement Nos. 333-148505 & 333-148505-01 Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "Depositors") Ford Credit Floorplan Master Owner Trust A (the "Issuer") This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in the registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositors, any underwriter or any dealer participating in the offering you arrange to send you the prospectus if you request it by calling toll free 888-603-5847

AGENDA Securitization Overview U.S. Wholesale Business Overview

3 WHOLESALE SECURITIZATION OVERVIEW Securitization is the primary funding source for Ford Credit's wholesale financing business - first securitized in 1992: Today's Master Owner Trust structure was developed in 2001 Since then, multiple series have been issued out of the Master Owner Trust structure Outstanding Public Term Series*: Outstanding Variable Series*: 2006-3: $1.5 billion, 3-year Notes 2006-1: $2.3 billion 2006-4: $2.25 billion, 5-year Notes 2006-5: $1.0 billion 2006-6: $1.5 billion *As of May 15, 2008

WHOLESALE TRUST LEGAL STRUCTURE Ford Credit (Seller & Servicer) Ford Credit Floorplan LLC (FCF LLC - Transferor) Ford Credit Floorplan Master Owner Trust B (MOTB) Series 2006-5 Notes (private - VFN) Series 2006-6 Notes (private - VFN) Ford Motor Ford Credit Floorplan LLC (FCF LLC - Transferor) Ford Credit Floorplan Corp. (FCF Corp - Transferor) Ford Credit Floorplan Master Owner Trust A (MOTA - Issuer) Ford Credit Floorplan Master Owner Trust B (MOTB) The Bank of New York (Indenture Trustee) Series 2006-1 Notes (private - VFN) Series 2006-3 Notes (public) Series 2006-4 Notes (public)

5 STRUCTURE AND CREDIT ENHANCEMENT

EXAMPLES OF AMORTIZATION EVENTS Average monthly principal payment rate for the three immediately preceding collection periods is less than 21% The cash balance in the Excess Funding Account (EFA) exceeds 30% of the outstanding note balance for three consecutive months The available subordinated amount is less than the required subordinated amount Bankruptcy, insolvency or similar events relating to Ford or Ford Credit

7 HISTORICAL MONTHLY PRINCIPAL PAYMENT RATES

Excess Funding Account has been funded periodically because of annual summer shutdowns and customer incentive programs HISTORICAL TRUST BALANCE Required Pool Balance Wholesale Trust Balance (Excluding Excess Funding Account) Cash funding required due to low Trust Balance

NEW DEVELOPMENTS Received approval from the Rating Agencies to add medium and heavy truck lines, fleet lines, and Dealer Development dealerships to the Trust Origination, servicing, approval authority, underwriting and risk monitoring for these assets are identical to standard wholesale Payment rates and dealer risk ratings for the additional assets (in aggregate) are in line with the Trust New assets will be subject to concentration limits set in agreement with the rating agencies 2% of the Trust balance for medium and heavy truck 4% of the Trust balance for fleet 4% of the Trust balance for Dealer Development dealerships New assets represent about $650 million (about 4.5% of the Trust balance), and are currently planned to be added to the Trust in July 2008

AGENDA Securitization Overview U.S. Wholesale Business Overview

WHOLESALE BUSINESS OVERVIEW Wholesale financing is a cornerstone product for Ford Credit. It builds dealer satisfaction, develops long-term relationships, and delivers a consistent source of profitability to the Company Financing is provided to approximately 4,600 dealerships in the U.S. including: Ford-franchised dealers selling Ford, Lincoln, and Mercury brands - Ford Credit is the primary source of financing for these dealers Other Ford Trustmark brand dealers including Mazda and Volvo Non-Ford dealers - primarily affiliated with Ford-franchised dealers

2007 ACCOMPLISHMENTS All Branches were integrated into Business Centers during 2007 Each Business Center has a centralized credit file preparation and risk analysis department (Dealer Credit) Dealers will continue to be served by sales personnel located in their markets; consolidated operations will provide dealers with extended hours of service and faster contract approvals Consolidation facilitated continued enhancements to our risk processes Reallocation of credit resources to shift focus and resources from the stronger dealers to the weaker dealers Creation of ICU risk classification New dealer credit organization will enhance risk analysis, reduce variability, and continue to capture the synergies with the field sales organization

Technology and Judgment Combine to Minimize Losses Judgment Knowledge Experience Intellect Analysis Low Variability Consistent Approvals and Risk Management High Quality Decisions Centralized Process/Documentation Technology Speed Efficiency Control Commonality Process Discipline Accountability ORIGINATION & SERVICING ENGINE

DEALER CREDIT ORGANIZATION STRUCTURE DEALER CREDIT ORGANIZATION STRUCTURE Central Office

UNDERWRITING - Dealer Risk Rating A proprietary model is used to assign a risk rating to each dealer Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer's ability to meet its financial obligations Includes capitalization and leverage, liquidity and cash flow, profitability and credit history Dealer risk ratings categorized in the following groups: Group I - strong to superior financial metrics Group II - fair to favorable financial metrics Group III - marginal to weak financial metrics Group IV - poor financial metrics, may be uncollectible Other - Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing for such dealer

16 UNDERWRITING - Dealer Risk Rating

UNDERWRITING - Credit Lines Wholesale financing is provided under established credit lines - a dealer may have multiple credit lines including new, used, medium and heavy truck or fleet New vehicle lines Generally set and adjusted based on a 60-day vehicle supply - does not represent a credit commitment Line size is a guideline, not a strict credit limit - most dealers are permitted to exceed their lines but this will trigger more extensive monitoring Used vehicle lines Generally set and adjusted based on a 30-day vehicle supply - does not represent a credit commitment Line size is a strictly monitored credit limit

WHOLESALE FINANCE PLANS Wholesale financing is provided under the following general finance plans: Factory purchases - vehicle purchases directly from manufacturer Direct wholesale purchases - vehicle purchases other than from the manufacturer (dealer trades, off-lease vehicles, customer trade-ins) Wholesale transfers - vehicle transfers between dealers Auction purchases - vehicle purchases from eligible auctions In-transit period financing

IN-TRANSIT PERIOD FINANCING For Ford, Lincoln and Mercury dealers, Ford Credit provides financing during the in-transit period - the time between the factory release of the vehicle and its delivery to the dealer At factory release, dealer is invoiced by Ford The in-transit receivable is sold and assigned to Ford Credit ("true sale") In connection with the sale and assignment, Ford agrees to pay Ford Credit an adjustment fee for the in-transit period (currently prime rate plus 0.30%) The in-transit receivable is the obligation of the dealer; the adjustment fee is the obligation of Ford In-transit receivables will vary as a percentage of the Trust due to seasonality

GENERAL WHOLESALE FINANCE TERMS Advance rates New (untitled) vehicles - 100% of invoice amount, including destination charges and dealer holdback (currently approximately 3% of MSRP) Auctioned vehicles - auction price plus auction fee Used vehicles - up to 100% of wholesale value (as determined by selected trade publications) Interest rate Generally prime rate plus 1.00% Payment terms Principal due generally upon sale of related vehicle Interest and other administrative charges payable monthly in arrears

Dealer Dashboard Payoffs Aged Inventory Overline Financial Statements Risk Rating Credit File Review DEALER CREDIT STRATEGY Identification of financial trends Formal quarterly review and action plan Accelerated physical audits Experienced risk team Monthly Watch Reports Increased intensity surrounding action plans and timelines On-site control Focus on asset protection Loss mitigation Monitoring Early Warning Report Watch Report ICU Status Liquidation

BUSINESS CENTER ACTIONS If the Business Center discovers any issues in its monitoring of a dealer, it may: Continue discussion with the Ford sales division Increase audit frequency Meet with owners/guarantors Utilize "Blueprint for Success" for comparative dealership benchmarking Increase risk rating to trigger more extensive monitoring Review curtailment options Schedule a working capital audit Schedule a field credit review File liens on property of guarantors Require consignment agreements

STATUS DECLARATION A dealer status is declared when: Dealer does not satisfy an SOT condition discovered during an audit Dealer fails to pay principal or interest Dealer bankruptcy Any other circumstances that warrant immediate action The Business Center may then: Suspend credit lines Maintain Ford Credit personnel on site Collect titles and keys Secure dealer inventory Issue demand letters

CHARGE-OFF PROCEDURES If the Business Center does not believe that the dealer can work out of a status situation, Ford Credit will: Liquidate vehicles and any available secondary assets to obtain greatest value Continue collection efforts against personal and corporate guarantors In liquidation, inventory is disposed through the following channels: Transfer of vehicles to other dealers Transfer of vehicles to the manufacturer Sale of vehicles at auction

WHOLESALE PORTFOLIO PERFORMANCE Average principal receivables balance is the average of the monthly average principal balances (based on daily balances) for the period indicated. Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for such period. Recoveries include amounts received from any related security in addition to the underlying vehicles. Liquidations represent monthly cash payments and charge-offs that reduce the outstanding principal balance of a receivable. For the non-annual periods, the percentages are annualized. Beginning in the second quarter 2006, data on Volvo brand vehicles is included. Historical wholesale losses show the positive effect of Ford Credit's processes and the experience of Ford Credit's personnel

SAFE HARBOR Statements included or incorporated by reference herein may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on expectations, forecasts and assumptions by Ford Motor Credit Company LLC ("Ford Credit", "we" or "us") management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation: Automotive Related: • Continued decline in market share of Ford Motor Company ("Ford"); • Continued or increased price competition for Ford vehicles resulting from industry overcapacity, currency fluctuations or other factors; • An increase in or acceleration of market shift away from sales of trucks, sport utility vehicles, or other more profitable vehicles, particularly in the United States; • A significant decline in industry sales and our financing of those sales, particularly in the United States or Europe, resulting from slowing economic growth, geo-political events or other factors; • Lower-than-anticipated market acceptance of new or existing Ford products; • Continued or increased high prices for or reduced availability of fuel; • Adverse effects from the bankruptcy or insolvency of, change in ownership or control of, or alliances entered into by a major competitor; • Economic distress of suppliers that has in the past or may in the future require Ford to provide financial support or take other measures to ensure supplies of components or materials; • Work stoppages at Ford or supplier facilities or other interruptions of supplies; • Single-source supply of components or materials; • The discovery of defects in Ford vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs; • Increased safety, emissions (e.g., CO2), fuel economy or other (e.g., pension funding) regulation resulting in higher costs, cash expenditures and/or sales restrictions; • Unusual or significant litigation or governmental investigations arising out of alleged defects in Ford products or otherwise; • A change in Ford's requirements for parts or materials where it has entered into long-term supply arrangements that commit it to purchase minimum or fixed quantities of certain parts or materials, or to pay a minimum amount to the seller ("take-or-pay contracts"); • Adverse effects on our results from a decrease in or cessation of government incentives; • Adverse effects on Ford's operations resulting from geo-political or other events; • Substantial negative operating-related cash flows for the near- to medium-term affecting Ford's ability to meet its obligations, invest in its business or refinance its debt; • Substantial levels of indebtedness adversely affecting Ford's financial condition or preventing Ford from fulfilling its debt obligations (which may grow because Ford is able to incur substantially more debt, including additional secured debt); Ford Credit Related: • Inability to access debt or securitization markets around the world at competitive rates or in sufficient amounts due to additional credit rating downgrades, market volatility, market disruption or otherwise; • Higher-than-expected credit losses; • Increased competition from banks or other financial institutions seeking to increase their share of financing Ford vehicles; • Collection and servicing problems related to our finance receivables and net investment in operating leases; • Lower-than-anticipated residual values or higher-than-expected return volumes for leased vehicles; • New or increased credit, consumer or data protection or other regulations resulting in higher costs and/or additional financing restrictions; • Changes in Ford's operations or changes in Ford's marketing programs could result in a decline in our financing volumes; General: • Labor or other constraints on Ford's or our ability to restructure its or our business; • Substantial pension and postretirement healthcare and life insurance liabilities impairing Ford's or our liquidity or financial condition; • Worse-than-assumed economic and demographic experience for postretirement benefit plans (e.g., discount rates, investment returns, and health care cost trends); • Currency or commodity price fluctuations; and • Changes in interest rates. We cannot be certain that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. It is to be expected that there may be differences between projected and actual results. Our forward-looking statements speak only as of the date of their initial issuance, and we do not undertake any obligation to update or revise publicly any forwardlooking statements, whether as a result of new information, future events or otherwise. For additional discussion of these risk factors, see Item 1A of Part I of our 2006 10-K Report and Item 1A of Part I of Ford's 2006 10-K Report.